UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE SIX MONTHS ENDED JUNE 30, 2026

Highlights
•SQM reported total revenues for the six months ended June 30, 2026 of US$4,228.5 million compared to total revenues of US$2,079.3 million for the same period last year.
•Net income for the six months ended June 30, 2026 of US$1,024.7 million or US$3.59 per share, compared to US$225.9 million or US$0.79 per share for the same period last year.
•In lithium: record-high quarterly sales volumes surpassing 84 thousand metric tons of Lithium Carbonate Equivalent (LCE).
•In Iodine: record-high sales price and record quarterly revenue.
•In Specialty Plant Nutrition: strong sales volumes and solid sales price.
•During the first half of 2026, SQM and its subsidiaries accrued over US$1.6 billion in payments to the Chilean State.[i]

SQM will hold a conference call to discuss these results on Wednesday, August 19, 2026 at 12:00pm EDT (12:00pm Chile time).
Participant Call link: https://register-conf.media-server.com/register/BI3e9715a0ab7b4208a6ae898954f0797b
Webcast: https://edge.media-server.com/mmc/p/s7toz78m
Santiago, Chile - August 18, 2026 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net income for the six months ended June 30, 2026, of US$1,024.7 million or US$3.59 per share, an increase of 353.5% compared to US$225.9 million or US$0.79 per share reported for the same period last year.
Gross profit(1) reached US$2,038.6 million (48.2% of revenues) for the six months ended June 30, 2026, 267.2% higher than US$555.2 million (26.7% of revenues) recorded for the six months ended June 30, 2025. Revenues totaled US$4,228.5 million for the six months ended June 30, 2026, representing an increase of 103.4% compared to US$2,079.3 million reported for the six months ended June 30, 2025.
The Company also announced net income for the second quarter of 2026 of US$660.0 million or US$2.31 per share, an increase of 646.4% compared to US$88.4 million or US$0.31 per share for the second quarter of 2025. Gross profit for the second quarter of 2026 reached US$1,260.0 million, 398.1% higher than the US$253.0 million reported for the second quarter of 2025. Revenues totaled US$2,468.4 million for the second quarter of 2025, an increase of 136.7% compared to US$1,042.7 million for the second quarter of 2025.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “I am pleased to announce SQM’s second-quarter results. As we close the first half of the year and look ahead to the remainder of 2026, I am encouraged by the solid performance we have delivered across our main business lines.”

He added, “In lithium, we achieved record quarterly sales volumes of over 84 thousand metric tons of Lithium Carbonate Equivalent (LCE) from our lithium operations in Chile through Nova Andino Litioii and in Australia through Covalent Lithiumiii. As anticipated in our previous earnings report, prices increased during the second quarter, supported by stronger-than-expected market demand. We now expect global lithium demand to be over 2.1 million metric tons in 2026, further strengthening our confidence in the long-term fundamentals of the market.

iIncludes accrued corporate income taxes and mining taxes (part of which has already been paid), and payments related to the Corfo contracts such as the lease payment (paid quarterly), and other accrued payments to local governments (paid annually) in connection with said contracts. This amount also includes the dividend accrued to be paid to Codelco.
ii Nova Andino Litio (or Novandino) is the joint company between SQM and Codelco.
iii Covalent Lithium is a joint venture between SQM and Wesfarmers Limited.

SQM S.A. 2Q2026 Earnings release	1

He continued, “In Chile, Novandino reached an important milestone with the submission of the environmental and technical documentation for the Salar Futuro project, which represents a fundamental part of our long-term strategy in the Salar de Atacama and our ambition to continue increasing lithium production while significantly reducing the environmental footprint of our operations.”

Mr. Ramos continued, “In Australia, together with our partner, Wesfarmers Limited, we recently announced the expansion of the Mt. Holland mine and concentrator. This project is expected to double spodumene concentrate production capacity, with first production from the expansion expected during 2030.”

“These investments reflect our long-term view of the lithium market. We remain focused on developing competitive and profitable operations that position SQM to capture the significant growth we expect from the energy transition over the coming decade. During the first half of this year, SQM and its subsidiaries accrued payments of more than US$1.6 billion to the Chilean State.”

The CEO added, “Moving to iodine, we once again delivered solid results, supported by strong pricing and robust market demand. Demand continues to be driven primarily by X-ray contrast media, which remains our largest end market, complemented by growing demand from polarizing films used in LCD displays and steady consumption from pharmaceutical, biocide and other industrial applications. We also continue to see promising longer-term developments in areas such as electronics, perovskite solar cells and next-generation refrigerants, which are still at an early stage and do not yet represent a meaningful share of demand. Meanwhile, commissioning of our seawater pipeline continues to progress, providing us with additional operational flexibility and supporting the optimization of our production capabilities.”

Mr. Ramos concluded, “Finally, our Specialty Plant Nutrition business delivered another strong quarter, building on the positive momentum established in the previous quarter. Our position as a reliable and well-prepared supplier allowed us to capture additional commercial opportunities amid supply constraints in certain markets.”

Salar Futuro project:

In July, Novandino submitted the environmental and technical documentation required for the development of the Salar Futuro project in Salar de Atacama, marking an important milestone following more than five years of preparation and development.

Subject to the required approvals, Salar Futuro represents the next stage in the transformation of our operations in Chile. The project contemplates an estimated capital investment of approximately US$3 billion, to be deployed over approximately seven years following receipt of the required approvals, with the most capital-intensive phase currently expected during the third and fourth years of development.

Salar Futuro combines a range of technologies and improvements to our existing production processes, including higher recovery rates. These technologies have been extensively tested, with some already in operation at our Lithium Chemical Plant, providing a strong technological foundation for the project. Salar Futuro has been designed to significantly reduce the environmental footprint of our operations, including the elimination of continental water use in the production process at the Salar de Atacama, as well as the use of renewable energy sources.

Capex update

We expect capital expenditures to be approximately US$3 billion over the three-year period from 2026 to 2028. The breakdown is as follows: approximately 60% for Novandino, 20% for the Iodine and Plant Nutrition Division, and 20% for the International Lithium Division. This estimate includes approximately US$300 million per year of sustaining capital expenditures across all divisions.

SQM S.A. 2Q2026 Earnings release	2

Segment Analysis

Lithium and Derivatives
Revenues for lithium and derivatives totaled US$2,964.8 million during the six months ended June 30, 2026, an increase of 212.7% compared to US$948.1 million recorded for the six months ended June 30, 2025.
Revenues for lithium and derivatives totaled US$1,779.2 million during the second quarter of 2026, an increase of 299.7% compared to US$445.2 million recorded for the second quarter of last year.
Gross profit(1) for the Lithium and Derivatives segment accounted for 78% of SQM’s consolidated gross profit for the six months ended June 30, 2026.
Lithium and Derivatives Sales Volumes and Revenues:

		6M2026	6M2025	2026/2025
Lithium and Derivatives	Th. MT (LCE)*	153.1	108.1	45.1	42%
Lithium and Derivatives Total Revenues	MUS$	2,964.8	948.1	2,016.7	213%

Novandino		6M2026	6M2025	2026/2025
Lithium and Derivatives	Th. MT (LCE)*	138.2	104.0	34.2	33%
Lithium and Derivatives Revenues	MUS$	2,764.7	925.5	1,839.2	199%

International Lithium Division (**)		6M2026	6M2025	2026/2025
Spodumene Concentrate (SC6%)	Th. MT	86.1	27.3	58.8	215%
Lithium Hydroxide	Th. MT (LCE)*	2.1	—	2.1	—%
Lithium and Derivatives Revenues	MUS$	200.1	22.6	177.5	785%
Note: Total sales volumes in LCE for the International Lithium Division for the six months ended June 30, 2026 were approximately 14.9 th. MT, using a conversion factor for Spodumene Concentrate 6% of 6.74x.

		2Q2026	2Q2025	2026/2025
Lithium and Derivatives	Th. MT (LCE)*	84.1	53.1	31.0	59%
Lithium and Derivatives Total Revenues	MUS$	1,779.2	445.2	1,334.0	300%

Novandino		2Q2026	2Q2025	2026/2025
Lithium and Derivatives	Th. MT (LCE)*	75.8	51.7	24.1	47%
Lithium and Derivatives Revenues	MUS$	1,654.4	438.1	1,216.2	278%

International Lithium Division (**)		2Q2026	2Q2025	2026/2025
Spodumene Concentrate (SC6%)	Th. MT	48.0	9.0	38.9	431%
Lithium Hydroxide	Th. MT (LCE)*	1.2	—	1.2	—%
Lithium and Derivatives Revenues	MUS$	124.9	7.1	117.8	1666%
Note: Total sales volumes in LCE for the International Lithium Division for the second quarter of 2026 were approximately 8.3 th. MT, using a conversion factor for Spodumene Concentrate 6% of 6.74x.

*LCE = Lithium Carbonate Equivalent
**Reflects SQM’s attributable portion only

SQM S.A. 2Q2026 Earnings release	1

During the second quarter, total lithium sales volumes surpassed 84.1 thousand metric tons of LCE, of which approximately 75.8 thousand metric tons came from our operations in Chile through Novandino and approximately 8.3 thousand metric tons from our operations in Australia.

•Novandino:

Sales volumes were strong in the second quarter, supported by robust demand from the fast-growing energy-storage systems market (BESS), which helped offset a slower-than-expected growth in the Battery Electric Vehicle (BEV) market.

We continue to increase production flexibility and drive innovation across our existing operations. In Chile, we are converting our lithium hydroxide plant into a dual-purpose facility capable of producing either lithium carbonate or lithium hydroxide, depending on market conditions. This conversion is expected to be completed by mid-2027. For 2026, we expect to produce between 280,000 and 290,000 metric tons of LCE through a combination of lithium chloride processing in Chile and lithium sulfate refining in China, and we expect to surpass 300,000 metric tons of production capacity by the end of 2027.

Over the past five years, we have introduced new production routes and processes, including lithium sulfate production at the Salar de Atacama and mechanical vapor recompression at our Lithium Chemical Plant, while extensively testing advanced technologies such as nanofiltration and solvent extraction. This experience and technological development provide an important foundation for the implementation of the Salar Futuro roadmap.

The average realized lithium sales price for Novandino during the second quarter was approximately US$21.8 per kilogram, increasing almost 23% compared to the first quarter of 2026 and close to 160% year-on-year. Based on current market conditions, we expect lithium prices to remain relatively stable during the third quarter.

•International Lithium Division:

Our Australian operations also delivered strong sales volumes during the second quarter, with the Mt. Holland mine and concentrator operating at full capacity. Sales volumes reached approximately 8.3 thousand metric tons of LCE, being the majority as spodumene concentrate as well as some tons coming from lithium hydroxide from the Kwinana refinery plus tolling agreements in China.

In July, together with our partner, Wesfarmers Limited, at Mt. Holland, we announced the expansion of the mine and concentrator. The project is expected to require an investment of approximately US$450–500 million attributable to SQM between 2026 and 2029 and to double spodumene concentrate production capacity to approximately 350 thousand metric tons (SC 6%) per year attributable to SQM. First production from the expansion is expected during 2030.

In the meantime, we expect the mine and concentrator to continue operating at full capacity, while optimizing the allocation of feedstock between the Kwinana refinery and other conversion alternatives according to market conditions.

Our average realized spodumene sales price during the second quarter reached approximately US$2,048 per metric ton, increasing more than 40% compared to the first quarter of 2026 and more than 160% year-on-year.

Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the six months ended June 30, 2026 totaled US$562.0 million, an increase of 18.9% when compared to US$472.6 million reported for the six months ended June 30, 2025.
Revenues from our Specialty Plant Nutrition business line for the second quarter of 2026 totaled US$322.9 million, an increase of 24% when compared to US$260.3 million reported for the second quarter of 2025.
Gross profit(1) for SPN segment accounted for 6% of SQM’s consolidated gross profit for the six months ended June 30, 2026.

SQM S.A. 2Q2026 Earnings release	2

Specialty Plant Nutrition Sales Volumes and Revenues:

		6M2026	6M2025	2026/2025
Specialty Plant Nutrition Total Volumes	Th. MT	535.3	481.9	53.3	11%
Sodium Nitrate	Th. MT	4.9	5.1	(0.2)	(4)%
Potassium Nitrate	Th. MT	294.1	266.8	27.3	10%
Specialty Blends	Th. MT	131.7	123.2	8.5	7%
Other specialty plant nutrients (*)	Th. MT	104.6	86.9	17.7	20%
Specialty Plant Nutrition Revenues	MUS$	562.0	472.6	89.4	19%

		2Q2026	2Q2025	2026/2025
Specialty Plant Nutrition Total Volumes	Th. MT	302.8	264.8	38.0	14%
Sodium Nitrate	Th. MT	2.5	3.0	(0.5)	(17)%
Potassium Nitrate	Th. MT	167.0	149.2	17.8	12%
Specialty Blends	Th. MT	72.8	69.1	3.7	5%
Other specialty plant nutrients (*)	Th. MT	60.4	43.4	17.1	39%
Specialty Plant Nutrition Revenues	MUS$	322.9	260.3	62.6	24%
*Includes trading of other specialty fertilizers.
As anticipated, during the second quarter we continued to see increases in both sales prices and sales volumes, with our average realized sales price reaching surpassing US$1,060 per metric ton. We continue to expect full-year sales volumes to increase by approximately 10% compared to 2025.
The increase in sales volumes and prices during the quarter was primarily driven by supply constraints in certain markets, particularly lower product availability from China and other minor disruptions arising from the conflict in the Middle East. We expect these market conditions to gradually normalize toward year-end.

At the same time, based on market dynamics observed over the past several months, potassium nitrate demand has proven more resilient than we initially anticipated. We now expect the market to remain broadly stable in 2026.

Iodine and Derivatives
Revenues from sales of iodine and derivatives during the six months of 2026 totaled US$578.1 million, an increase 9.9% of compared to US$526.3 million reported for the six months of 2025.
Revenues from sales of iodine and derivatives during the second quarter of 2026, totaled US$302.2 million, an increase of 11.4% compared to US$271.3 million reported for the second quarter of 2025.
Gross profit(1) for the Iodine and Derivatives segment accounted for 16% of SQM’s consolidated gross profit for the six months ended June 30, 2026.
Iodine and Derivative Sales Volumes and Revenues:

		6M2026	6M2025	2026/2025
Iodine and Derivatives	Th. MT	7.9	7.4	0.6	8%
Iodine and Derivatives Revenues	MUS$	578.1	526.3	51.9	10%

		2Q2026	2Q2025	2026/2025
Iodine and Derivatives	Th. MT	4.1	3.8	0.3	9%
Iodine and Derivatives Revenues	MUS$	302.2	271.3	30.9	11%
Iodine and derivatives delivered another strong quarter, with sales volumes increasing 8% year-on-year and revenues increasing 11%. Our average realized sales price, reflecting our product and contract/spot mix, increased approximately 2.6% compared to the same period last year, reaching a record high of approximately US$73.4 per kilogram.

SQM S.A. 2Q2026 Earnings release	3

Commercial activity remained strong during the second quarter, and we expect demand to remain robust. However, we anticipate that our sales volumes could moderate toward year-end as additional supply from third-party producers enters the market.

In the meantime, we keep focused on optimizing our operations and maintaining production flexibility. With the seawater pipeline currently in its commissioning phase, we have the ability to produce iodine and its derivatives across four different operations, allowing us to optimize production across our asset base, improve cost efficiencies and increase production capacity should market conditions require it. We estimate that this year we could produce around 15,500 metric tons of iodine.

Potassium
Potassium revenues for the six months ended June 30, 2026, totaled US$75.6 million, a decrease of 8.8% when compared to revenues reported during the six months ended June 30, 2025, which totaled US$82.9 million.
Potassium revenues for the second quarter of 2026 totaled US$41.2 million, higher than revenues reported during the second quarter of 2025, which totaled US$40.4 million, representing a 1.9% increase.
Gross profit(1) for Potassium segment accounted for 0.5% of SQM’s consolidated gross profit for the six months ended June 30, 2026.
Potassium Sales Volumes and Revenues:

		6M2026	6M2025	2026/2025
Potassium	Th. MT	148.9	186.1	(37.1)	(20)%
Potassium Revenues	MUS$	75.6	82.9	(7.3)	(9)%

		2Q2026	2Q2025	2026/2025
Potassium	Th. MT	79.8	85.3	(5.4)	(6)%
Potassium Revenues	MUS$	41.2	40.4	0.8	2%
Potassium sales volumes decreased by approximately 6% year-on-year during the second quarter, while revenues increased slightly, primarily reflecting higher revenues from potassium sulfate (SOP) trading activities amid tighter global fertilizer market conditions related to the conflict in the Middle East.
Looking ahead, we expect to continue reducing potassium chloride (KCl) sales volumes, as lithium production at the Salar de Atacama increases, while maintaining a flexible approach to SOP trading activities based on prevailing market conditions and commercial opportunities.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2026 reached US$38.4 million, 1% higher than US$38.0 million recorded for the six months of 2025.
Industrial chemicals revenues for the second quarter of 2026 reached US$19.5 million, a 1.9% increase compared to US$19.2 million recorded for the second quarter of 2025.
Gross profit(1) for the Industrial Chemicals segment accounted for 0.8% of SQM’s consolidated gross profit for the six months ended June 30, 2026.

SQM S.A. 2Q2026 Earnings release	4

Industrial Chemicals Sales Volumes and Revenues:

		6M2026	6M2025	2026/2025
Industrial Nitrates	Th. MT	26.4	26.1	0.3	1%
Industrial Chemicals Revenues	MUS$	38.4	38.0	0.4	1%

		2Q2026	2Q2025	2026/2025
Industrial Nitrates	Th. MT	13.4	13.1	0.3	3%
Industrial Chemicals Revenues	MUS$	19.5	19.2	0.4	2%
We expect this business line to continue following a similar trend to that observed over the past two years, with modest and steady year-on-year growth and relatively stable market prices.
Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$9.6 million for the six months ended June 30, 2026, a decrease compared to US$11.4 million for the six months ended June 30, 2025.
Financial Information
Cost of Sales
Cost of sales amounted to US$2,189.9 million for the six months ended June 30, 2026, an increase of 44% compared to US$1,524.1 million for the same period in 2025.
Administrative Expenses

Administrative expenses totaled US$101.3 million (2.4% of revenues) for the six months ended June 30, 2026, compared to US$91.0 million (4.4% of revenues) for the six months ended June 30, 2025.
Financial Indicators
Net Financial Expenses
Net financial expenses for the six months ended June 30, 2026 totaled US$48.9 million, compared to net financial expenses of US$58.6 million for the six months ended June 30, 2025.
Income Tax Expense
Income tax expense for the six months ended June 30, 2026, totaled US$738.3 million, compared to US$131.0 million for the same period in 2025.
Adjusted EBITDA(2)

Adjusted EBITDA for the six months ended June 30, 2026, reached US$2,154.8 million (Adjusted EBITDA margin of 51.0%), compared to US$665.1 million (Adjusted EBITDA margin of 32.0%) for the six months ended June 30, 2025.
Notes:
(1) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(2) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and

SQM S.A. 2Q2026 Earnings release	5

Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

SQM S.A. 2Q2026 Earnings release	6

EBITDA Reconciliation

	For the 2nd quarter		For the six months ended June 30
(US$ millions)	2026	2025	2026	2025

Profit for the Period	719.2	89.4	1,122.1	227.7
(+) Depreciation and amortization expenses	110.2	102.4	217.5	200.8
(+) Finance costs	56.2	45.3	109.9	99.2
(+) Income tax expense	454.4	57.6	738.3	131.0
EBITDA	1,340.1	294.6	2,187.8	658.7
(-) Other income	9.2	3.0	12.3	4.4
(-) Other gains (losses)	(0.1)	(0.9)	(0.1)	(1.1)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	(2.7)	(3.7)	(1.3)	0.6
(+) Other Expenses	(14.2)	(36.4)	(25.1)	(53.0)
(+) Impairment of financial assets and reversal of impairment losses	0.2	0.2	(0.8)	0.1
(-) Finance income	34.2	21.0	61.1	40.7
(-) Foreign currency translation differences	(4.4)	3.7	(13.1)	2.0
Adjusted EBITDA*	1,317.8	307.7	2,154.8	665.1
*2025 figures related to cost of goods sold, other income (expenses), share of profit of associates and JV were updated due to different accounting methods applied for this period.

SQM S.A. 2Q2026 Earnings release	1

Consolidated Statement of Financial Position

	As of Jun. 31	As of Dec. 31
(US$ millions)	2026	2025

Total Current Assets	7,658.7	5,780.5
Cash and cash equivalents	3,376.8	1,750.3
Other current financial assets	975.9	976.6
Accounts receivable (1)	1,058.6	685.9
Inventory	1,897.9	1,803.5
Others	349.6	564.2

Total Non-current Assets	8,989.4	8,724.5
Other non-current financial assets	90.4	76.2
Investments in related companies	642.9	631.2
Property, plant and equipment	4,991.7	4,839.5
Other Non-current Assets	3,264.5	3,177.5

Total Assets	16,648.1	14,505.0

Total Current Liabilities	2,939.7	1,768.8
Short-term debt	425.7	470.8
Others	2,514.0	1,298.1

Total Long-Term Liabilities	5,032.0	4,682.2
Long-term debt	4,790.7	4,220.6
Others	241.2	461.7

Shareholders’ Equity before Minority Interest	6,311.1	5,691.3

Minority Interest	2,365.3	2,362.6

Total Shareholders’ Equity	8,676.4	8,053.9

Total Liabilities & Shareholders’ Equity	16,648.1	14,505.0

Liquidity (2)	2.61	3.27
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 2Q2026 Earnings release	2

Consolidated Statement of Income

	For the 2nd quarter		For the six months ended June 30
(US$ millions)	2026	2025	2026	2025

Revenues	2,468.4	1,042.7	4,228.5	2,079.3

Lithium and Derivatives	1,779.2	445.2	2,964.8	948.1
Specialty Plant Nutrition (1)	322.9	260.3	562.0	472.6
Iodine and Derivatives	302.2	271.3	578.1	526.3
Potassium	41.2	40.4	75.6	82.9
Industrial Chemicals	19.5	19.2	38.4	38.0
Other Income	3.3	6.3	9.6	11.4

Cost of Sales	(1,208.4)	(789.7)	(2,189.9)	(1,524.1)

Gross Profit	1,260.0	253.0	2,038.6	555.2

Administrative Expenses	(52.4)	(47.6)	(101.3)	(91.0)
Financial Expenses	(56.2)	(45.3)	(109.9)	(99.2)
Financial Income	34.2	21.0	61.1	40.7
Exchange Difference	(4.4)	3.7	(13.1)	2.0
Other	(7.5)	(37.9)	(14.9)	(49.0)

Income Before Taxes	1,173.6	147.0	1,860.4	358.7

Income Tax	(454.4)	(57.6)	(738.3)	(131.0)

Net Income before minority interest	719.2	89.4	1,122.1	227.7

Minority Interest	(59.2)	(1.0)	(97.4)	(1.8)

Net Income	660.0	88.4	1,024.7	225.9
Net Income per Share (US$)	2.31	0.31	3.59	0.79
*2025 figures related to cost of goods sold, other income (expenses), share of profit of associates and JV were updated due to different accounting methods applied for this period.
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 2Q2026 Earnings release	3

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, iodine, and potassium nitrate markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
Megan Suitor / megan.suitor@sqm.com

For media inquiries, contact:
Novandino: Ignacia Lopez / ignacia.lopez@novandino.com
International Lithium Division: Gonzalo Colazo / gonzalo.colazo@sqm.com
Iodine & Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes and sales prices, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 2Q2026 Earnings release	4

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: August 18, 2026	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.